TRIPADVISOR, INC.

400 1ST Avenue

Needham, MA 02494

September 10, 2018

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Cecilia Blye, Office of Global Security Risk

Re:	TripAdvisor, Inc.
Form 10-K for Fiscal Year Ended December 31, 2017
Filed February 21, 2018
File No. 001-35362

Dear Ms. Blye:

TripAdvisor, Inc. (the “Company”) hereby advises the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that the Company has received the Staff’s letter dated August 13, 2018 (the “Comment Letter”), regarding the Commission’s review of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017. The Company respectfully requests an extension until September 14, 2018 to respond to the Comment Letter. The Company is committed to responding to the Comment Letter promptly and intends to provide a response to the Staff no later than September 14, 2018.

Should you have any questions regarding the request made herein, please do not hesitate to contact me at (781) 800-8785. Thank you very much for your courtesy and cooperation in this matter.

Sincerely,

/s/ Linda C. Frazier
Linda C. Frazier Chief Compliance Officer, Vice President and Associate General Counsel